FORM 1-U

Current Report Pursuant to Regulation A

January 23, 2017

Date of Report

Madyson Equity Group, LP
(Exact name of issuer as specified in its charter)

Colorado

(State or other jurisdiction of incorporation or organization)

c/o Madyson Capital Management, LLC

3204 N. Academy Blvd., Suite 120

Colorado Springs, CO 80917

(719) 380-7484

(Address, including zip code, and telephone number, including area code of issuer’s principal executive office)

All correspondence:

Jillian Sidoti, Esq.

TROWBRIDGE SIDOTI

38730 Sky Canyon Drive – Suite A

Murrieta, CA 92563

(323) 799-1342

EMAIL FOR CORRESPONDENCE: jillian@crowdfundinglawyers.net

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6790	81-1613215
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This document supplements, and should be read in conjunction with, the offering circular of Madyson Equity Group, LP (the “Company”, “we”, “our” or “us”), dated November 4, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 26, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Status of our public offering;

•	Departure of key employees/officers; and

•	Asset Acquisitions

Item 9. Other Events

Status of our Public Offering

We commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in Limited Partnership Interests on November 4, 2016.

As of January 23, 2017, we had raised total gross offering proceeds of approximately $8,788,652.00 in settled subscriptions in exchange for Preferred Membership Interests.

The Offering is expected to terminate on or before November 4, 2018, unless extended by our manager, Madyson Capital Management, LLC (our “Manager”), as permitted under applicable law and regulations.

Departure of Officers

In December of 2016, Brandon J. Herbst, the Chief Marketing Officer of our Manager, and Doreen M. Thompson, our Vice President of Operations, departed from the Manager. The Manager has not replaced either employee.

Asset Acquisitions

Julynn Road Acquisition

In December of 2016, the Company acquired 7615 Julynn Rd. Colorado Springs, CO 80919 from a related party. The related party received no fees or compensation for the transfer of this asset. The subject property is a 1 unit residential building that currently rents for $2,500. The purchase price was $315,000.

Denton Grove Acquisition

In December of 2016, the Company acquired 2127 Denton Grove Unit 101 Colorado Springs 80919 from a related party. The related party received no fees or compensation for the transfer of this asset. The subject property is a 1 unit residential building that currently rents for $1,200. The purchase price was $160,000.

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Northwind Drive Acquisition

In December of 2016, the Company acquired 6250 Northwind Dr. Colorado Springs 80918, from a related party. The related party received no fees or compensation for the transfer of this asset. The subject property is a 1 unit residential building that currently rents for $1,650. The purchase price was $249,900 and carries a mortgage of $170,000.

Madyson Oaks Acquisition

In January of 2017, the Company acquired a 3,672 square foot property in Downtown Las Vegas known as Madyson Oaks. It includes 1 bed 1 bath studio units built in 1942. There are eight (8) units all together plus a laundry room on site. Rents range from $750-$925. It is located at 217 N. 9th Street Las Vegas, NV 89101. The purchase price was $850,000.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated October 26, 2016, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Madyson Equity Group, LP

Date: January 23, 2017	By:	/s/ Joseph Ryan
Joseph Ryan, Manager of Madyson Capital Management, LLC
General Partner

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